GMAC RFC

Distribution Information	Deal Information
1. Distribution Summary	**Deal Name:** Residential Accredit Loans Inc, 2006-QS11
2. Factor Summary	**Asset Type:** Mortgage Asset-Backed Pass-Through Certificates
3. Components Information *(Not Applicable)*	
4. Interest Summary	**Closing Date:** 08/30/2006
	First Distribution Date: 09/25/2006
5. Other Income Detail *(Not Applicable)*	
6. Interest Shortfalls, Compensation and Expenses	**Determination Date:** 02/21/2008
	Distribution Date: 02/25/2008
7. Prepayment Interest and Basis Risk/Net WAC Shortfall Amounts *(Not Applicable)*	**Record Date:**
8. Collateral Summary	Book-Entry: 02/22/2008
	Definitive: 01/31/2008
9. Repurchase Information	
10. Loan Status Report (Delinquencies)	
11. Deal Delinquencies (30 Day Buckets)	**Trustee:** Deutsche Bank Trust Company Americas
12. Loss Mitigation and Servicing Modifications	**Main Telephone:** 714-247-6000
13. Losses and Recoveries	**GMAC-RFC**
14. Credit Enhancement Report *(Not Applicable)*	**Bond Administrator:** Rona Hsu
15. Distribution Percentages	**Telephone:** 818-260-1508
16. Overcollateralization Summary *(Not Applicable)*	**Pool(s) :** 40381,40382
17. Excess Cash Flow, Overcollateralization Provisions and Derivative Amounts *(Not Applicable)*	
18. Performance Tests	
19. Lender Paid Mortgage Insurance *(Not Applicable)*	
20. Comments	

GMAC RFC

Statement to Certificateholder

Residential Accredit Loans Inc, 2006-QS11

February 25, 2008

1. Distribution Summary

Class	CUSIP	Original Face Value	Beginning Notional / Principal Balance	Pass - Through Rate	Principal Distribution	Interest Distribution	Total Distribution (3) + (4) = (5)	Principal Loss	Interest Loss	Deferred Interest	Ending Notional/ Principal Balance (1)-(3)-(6)+(8)=(9)
		(1)	(2)	(3)	(4)	(5)	(6)	(7)	(8)	(9)
I-A-1	75115EAA1	347,046,000.00	231,053,843.14	6.50000000	3,581,969.34	1,251,541.65	4,833,510.99	0.00	0.00	0.00	227,471,873.80
I-A-2	75115EAB9	155,758,000.00	143,383,000.00	6.00000000	2,475,000.00	716,915.00	3,191,915.00	0.00	0.00	0.00	140,908,000.00
I-A-3	75115EAC7	26,971,000.00	26,971,000.00	6.50000000	0.00	146,092.92	146,092.92	0.00	0.00	0.00	26,971,000.00
I-A-4	75115EAD5	67,838,000.00	67,838,000.00	6.50000000	0.00	367,455.83	367,455.83	0.00	0.00	0.00	67,838,000.00
I-A-5	75115EAE3	20,740,000.00	0.00	6.50000000	0.00	0.00	0.00	0.00	0.00	0.00	0.00
I-A-6	75115EAF0	3,556,000.00	3,556,000.00	6.50000000	0.00	19,261.67	19,261.67	0.00	0.00	0.00	3,556,000.00
I-A-7	75115EAG8	15,234,000.00 [1]	14,282,076.92 [1]	6.50000000	0.00	77,361.25	77,361.25	0.00	0.00	0.00	14,091,692.31 [1]
I-A-8	75115EAU7	42,284,000.00	42,284,000.00	6.00000000	0.00	211,420.00	211,420.00	0.00	0.00	0.00	42,284,000.00
II-A-1	75115EAH6	34,821,000.00	29,639,051.05	6.50000000	158,567.19	160,544.86	319,112.05	0.00	0.00	0.00	29,480,483.86
A-P	75115EAJ2	5,521,342.36	4,716,368.15	0.00000000	40,376.90	0.00	40,376.90	0.00	0.00	0.00	4,675,991.25
A-V	75115EAK9	751,505,704.62 [1]	595,022,935.38 [1]	0.36413980	0.00	180,559.61	180,559.61	0.00	0.00	0.00	588,553,478.12 [1]
R-I	75115EAL7	100.00	0.00	6.50000000	0.00	0.00	0.00	0.00	0.00	0.00	0.00
R-II	75115EAM5	100.00	0.00	6.50000000	0.00	0.00	0.00	0.00	0.00	0.00	0.00
M-1	75115EAN3	25,176,400.00	24,853,578.76	6.50000000	22,507.27	134,623.55	157,130.82	0.00	0.00	0.00	24,831,071.49
M-2	75115EAP8	7,139,300.00	7,047,757.22	6.50000000	6,382.41	38,175.35	44,557.76	0.00	0.00	0.00	7,041,374.81
M-3	75115EAQ6	5,636,300.00	5,564,029.25	6.50000000	5,038.76	30,138.49	35,177.25	0.00	0.00	0.00	5,558,990.49
B-1	75115EAR4	3,381,800.00	3,338,437.29	6.50000000	3,023.27	18,083.20	21,106.47	0.00	0.00	0.00	3,335,414.02
B-2	75115EAS2	3,006,000.00	2,971,921.09	6.50000000	0.00	8,576.15	8,576.15	0.00	7,521.76	0.00	2,971,921.09
B-3	75115EAT0	2,630,362.26	1,805,949.43	6.50000000	0.00	0.00	0.00	176,592.11	9,782.23	0.00	1,629,357.32
Deal Totals		**751,505,704.62**	**595,022,935.38**		**6,292,865.14**	**3,360,749.53**	**9,653,614.67**	**176,592.11**	**17,303.99**	**0.00**	**588,553,478.13**

[1].Notional Balance

GMAC RFC

Statement to Certificateholder

Residential Accredit Loans Inc, 2006-QS11
February 25, 2008

2. Factor Summary

Amount /Original Amount per $1000 unit)

Class	CUSIP	Beginning Notional/ Principal Balance Factor	Principal Distribution Factor	Interest Distribution Factor	Total Distribution Factor	Deferred Interest Factor	Interest Shortfall Factor	Ending Notional/ Principal Balance Factor
I-A-1	75115EAA1	665.77296134	10.32130997	3.60627021	13.92758018	0.00000000	0.00000000	655.45165137
I-A-2	75115EAB9	920.54982730	15.89003454	4.60274914	20.49278368	0.00000000	0.00000000	904.65979276
I-A-3	75115EAC7	1,000.00000000	0.00000000	5.41666679	5.41666679	0.00000000	0.00000000	1,000.00000000
I-A-4	75115EAD5	1,000.00000000	0.00000000	5.41666662	5.41666662	0.00000000	0.00000000	1,000.00000000
I-A-5	75115EAE3	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000
I-A-6	75115EAF0	1,000.00000000	0.00000000	5.41666760	5.41666760	0.00000000	0.00000000	1,000.00000000
I-A-7	75115EAG8	937.51325456	0.00000000	5.07819680	5.07819680	0.00000000	0.00000000	925.01590587
I-A-8	75115EAU7	1,000.00000000	0.00000000	5.00000000	5.00000000	0.00000000	0.00000000	1,000.00000000
II-A-1	75115EAH6	851.18322420	4.55378048	4.61057580	9.16435628	0.00000000	0.00000000	846.62944373
A-P	75115EAJ2	854.20679293	7.31287744	0.00000000	7.31287744	0.00000000	0.00000000	846.89391549
A-V	75115EAK9	791.77434279	0.00000000	0.24026379	0.24026379	0.00000000	0.00000000	783.16568258
R-I	75115EAL7	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000
R-II	75115EAM5	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000
M-1	75115EAN3	987.17762508	0.89398286	5.34721207	6.24119493	0.00000000	0.00000000	986.28364222
M-2	75115EAP8	987.17762526	0.89398260	5.34721191	6.24119451	0.00000000	0.00000000	986.28364265
M-3	75115EAQ6	987.17762539	0.89398364	5.34721182	6.24119547	0.00000000	0.00000000	986.28364175
B-1	75115EAR4	987.17762434	0.89398249	5.34721154	6.24119404	0.00000000	0.00000000	986.28364185
B-2	75115EAS2	988.66303726	0.00000000	2.85301065	2.85301065	0.00000000	0.00000000	988.66303726
B-3	75115EAT0	686.57821680	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	619.44217524

Deal Factor :	78.31656826%
Group I Factor :	77.93019311%
Group II Factor :	85.65966776%

4. Interest Summary

The following section only reports information for classes that have accrued interest for this distribution.

Class	Accrual Period		Accrual Methodology	Beginning Notional/Principal Balance	Pass-Through Rate	Optimal Interest Amount	Interest Loss	Deferred Interest	Interest Shortfall Amount	Other Income	Interest Distribution (1)-(2)-(3)-(4)+(5)=(6)	Accrued Certificate Interest Remaining Unpaid
	Start	End				(1)	(2)	(3)	(4)	(5)	(6)	
I-A-1	01/01/2008	01/31/2008	30/360	231,053,843.14	6.50000000	1,251,541.65	0.00	0.00	0.00	0.00	1,251,541.65	0.00
I-A-2	01/01/2008	01/31/2008	30/360	143,383,000.00	6.00000000	716,915.00	0.00	0.00	0.00	0.00	716,915.00	0.00
I-A-3	01/01/2008	01/31/2008	30/360	26,971,000.00	6.50000000	146,092.92	0.00	0.00	0.00	0.00	146,092.92	0.00
I-A-4	01/01/2008	01/31/2008	30/360	67,838,000.00	6.50000000	367,455.83	0.00	0.00	0.00	0.00	367,455.83	0.00
I-A-6	01/01/2008	01/31/2008	30/360	3,556,000.00	6.50000000	19,261.67	0.00	0.00	0.00	0.00	19,261.67	0.00
I-A-7	01/01/2008	01/31/2008	30/360	14,282,076.92 [1]	6.50000000	77,361.25	0.00	0.00	0.00	0.00	77,361.25	0.00
I-A-8	01/01/2008	01/31/2008	30/360	42,284,000.00	6.00000000	211,420.00	0.00	0.00	0.00	0.00	211,420.00	0.00
II-A-1	01/01/2008	01/31/2008	30/360	29,639,051.05	6.50000000	160,544.86	0.00	0.00	0.00	0.00	160,544.86	0.00
A-V	01/01/2008	01/31/2008	30/360	595,022,935.38 [1]	0.36413980	180,559.61	0.00	0.00	0.00	0.00	180,559.61	0.00
M-1	01/01/2008	01/31/2008	30/360	24,853,578.76	6.50000000	134,623.55	0.00	0.00	0.00	0.00	134,623.55	0.00
M-2	01/01/2008	01/31/2008	30/360	7,047,757.22	6.50000000	38,175.35	0.00	0.00	0.00	0.00	38,175.35	0.00
M-3	01/01/2008	01/31/2008	30/360	5,564,029.25	6.50000000	30,138.49	0.00	0.00	0.00	0.00	30,138.49	0.00
B-1	01/01/2008	01/31/2008	30/360	3,338,437.29	6.50000000	18,083.20	0.00	0.00	0.00	0.00	18,083.20	0.00
B-2	01/01/2008	01/31/2008	30/360	2,971,921.09	6.50000000	16,097.91	7,521.76	0.00	0.00	0.00	8,576.15	7,521.76
Deal Totals				**588,500,617.80**		**3,368,271.29**	**7,521.76**	**0.00**	**0.00**	**0.00**	**3,360,749.53**	**7,521.76**

1.Notional Balance

6. Interest Shortfalls, Compensation and Expenses

	Current Prepayment Interest Shortfall Amount	Compensating Interest	Net Prepayment Interest Shortfall Amount (1) - (2)=(3)	Civil Relief Act Shortfall Count	Civil Relief Act Shortfall Amount	Compensation		Advances		Allowable Expenses per Governing Documents	Non - Recoverable Advances
	(1)	(2)	(3)			Subservicer	Master Servicer	Subservicer	Master Servicer		
Group I	4,369.03	4,369.03	0.00	0	0.00	115,877.81	27,371.48	382,935.45	36,759.10	0.00	0.00
Group II	4.52	4.52	0.00	0	0.00	6,712.20	1,879.67	38,809.24	838.05	0.00	0.00
Deal Totals	**4,373.55**	**4,373.55**	**0.00**	**0**	**0.00**	**122,590.01**	**29,251.15**	**421,744.69**	**37,597.15**	**0.00**	**0.00**

Advances are made for delinquent loans and are reimbursed from
borrower collections and liquidation proceeds as reported herein

GMAC RFC

8. Collateral Summary

A. Loan Count and Balances

		Original Loan Count/ Scheduled Principal Balance	Beginning Loan Count/ Scheduled Principal Balance	Scheduled Principal	Curtailments	Payoffs	Matured Loans	Repurchases	Beginning Aggregate Scheduled Principal Balance of Liquidations/ Charge-offs	Ending Loan Count/Scheduled Principal Balance
Group I	Count	3,007	2,442	N/A	401	27	0	1	4	2,410
	Balance/Amount	713,940,004.75	562,684,887.48	308,935.85	88,873.75	5,280,379.79	N/A	112,473.27	519,400.40	556,374,824.42
Group II	Count	125	105	N/A	9	1	0	0	0	104
	Balance/Amount	37,565,699.87	32,338,047.90	9,525.22	807.28	149,061.70	N/A	0.00	0.00	32,178,653.70
Deal Totals	Count	**3,132**	**2,547**	**N/A**	**410**	**28**	**0**	**1**	**4**	2,514
	Balance/Amount	**751,505,704.62**	**595,022,935.38**	**318,461.07**	**89,681.03**	**5,429,441.49**	**N/A**	**112,473.27**	**519,400.40**	**588,553,478.12**

B. Weighted Averages

	Beginning Weighted Average Gross Mortgage Rate	Ending Weighted Average Gross Mortgage Rate	Ending Weighted Average Remaining Amortization Term	Ending Weighted Average Months to Maturity	Beginning Weighted Average Net Mortgage Rate	Ending Weighted Average Net Mortgage Rate	Beginning Weighted Average Unmodified Net Mortgage Rate	Net Weighted Average Cap Rate	Weighted Average Net Rate
Group I	7.12828629	7.12682663	340.12	339.25	6.81159798	6.81016556	6.81165733	N/A	N/A
Group II	7.14901911	7.14976392	340.18	339.03	6.82934177	6.83013259	6.82934177	N/A	N/A
Deal Totals	**7.12941306**	**7.12808071**	**340.13**	**339.24**	**6.81256232**	**6.81125724**	**6.81261844**	**N/A**	**N/A**

C. Constant Prepayment Rate

	1 Month CPR	3 Month CPR	6 Month CPR	12 Month CPR	Life CPR
Group-I	12.08%	9.72%	10.74%	14.88%	14.79%
Group-II	5.42%	7.99%	8.31%	10.88%	9.50%
Deal Totals	**11.73%**	**9.63%**	**10.61%**	**14.67%**	**14.52%**

GMAC RFC

9. Repurchases

		Breaches Of Representations and Warranties	ARM Conversions	Optional Repurchases of Defaulted Loans	Others	Total (1)+(2)+(3)+(4)=(5)
		(1)	(2)	(3)	(4)	(5)
Group I	Count	1	0	0	0	1
	Scheduled Balance	112,473.27	0.00	0.00	0.00	112,473.27
Group II	Count	0	0	0	0	0
	Scheduled Balance	0.00	0.00	0.00	0.00	0.00
Deal Totals	**Count**	**1**	**0**	**0**	**0**	**1**
	Scheduled Balance	**112,473.27**	**0.00**	**0.00**	**0.00**	**112,473.27**

10. Loan Status Report

Delinquency Calculation Method: Mortgage Bankers Association

Deal Totals	Current / Delinquent		Bankruptcy		Foreclosure		REO			Total	
	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Actual Balance	Count	Scheduled Balance
Current	2,207	515,671,998.58	1	279,698.24	0	0.00	0	0.00	0.00	2,208	515,951,696.82
30 days	102	25,415,324.93	1	157,745.26	0	0.00	0	0.00	0.00	103	25,573,070.19
60 days	45	9,460,099.89	1	384,707.86	0	0.00	0	0.00	0.00	46	9,844,807.75
90 days	25	5,565,392.49	0	0.00	0	0.00	0	0.00	0.00	25	5,565,392.49
120 days	11	2,326,574.09	1	150,179.26	8	2,360,112.06	0	0.00	0.00	20	4,836,865.41
150 days	7	1,521,271.92	0	0.00	11	2,371,481.92	3	1,147,165.28	1,151,335.89	21	5,039,919.12
180 days	3	918,484.73	1	216,000.00	8	1,742,361.18	3	844,456.06	847,351.41	15	3,721,301.97
181+ days	6	1,307,300.04	2	349,214.15	37	9,046,925.26	31	7,316,984.92	7,279,255.02	76	18,020,424.37
Total	**2,406**	**562,186,446.67**	**7**	**1,537,544.77**	**64**	**15,520,880.42**	**37**	**9,308,606.26**	**9,277,942.32**	**2,514**	**588,553,478.12**
Current	87.79%	87.62%	0.04%	0.05%	0.00%	0.00%	0.00%	0.00%	0.00%	87.83%	87.66%
30 days	4.06%	4.32%	0.04%	0.03%	0.00%	0.00%	0.00%	0.00%	0.00%	4.10%	4.35%
60 days	1.79%	1.61%	0.04%	0.07%	0.00%	0.00%	0.00%	0.00%	0.00%	1.83%	1.67%
90 days	0.99%	0.95%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.99%	0.95%
120 days	0.44%	0.40%	0.04%	0.03%	0.32%	0.40%	0.00%	0.00%	0.00%	0.80%	0.82%
150 days	0.28%	0.26%	0.00%	0.00%	0.44%	0.40%	0.12%	0.19%	0.20%	0.84%	0.86%
180 days	0.12%	0.16%	0.04%	0.04%	0.32%	0.30%	0.12%	0.14%	0.14%	0.60%	0.63%
181+ days	0.24%	0.22%	0.08%	0.06%	1.47%	1.54%	1.23%	1.24%	1.24%	3.02%	3.06%
Total	**95.70%**	**95.52%**	**0.28%**	**0.26%**	**2.55%**	**2.64%**	**1.47%**	**1.58%**	**1.58%**	**100.00%**	**100.00%**

GMAC RFC

Group I	Current / Delinquent		Bankruptcy		Foreclosure		REO			Total	
	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Actual Balance	Count	Scheduled Balance
Current	2,122	490,115,414.92	1	279,698.24	0	0.00	0	0.00	0.00	2,123	490,395,113.16
30 days	95	22,853,650.55	1	157,745.26	0	0.00	0	0.00	0.00	96	23,011,395.81
60 days	41	7,854,311.81	1	384,707.86	0	0.00	0	0.00	0.00	42	8,239,019.67
90 days	23	4,933,479.57	0	0.00	0	0.00	0	0.00	0.00	23	4,933,479.57
120 days	10	2,194,574.09	1	150,179.26	8	2,360,112.06	0	0.00	0.00	19	4,704,865.41
150 days	7	1,521,271.92	0	0.00	11	2,371,481.92	3	1,147,165.28	1,151,335.89	21	5,039,919.12
180 days	2	410,790.07	0	0.00	8	1,742,361.18	3	844,456.06	847,351.41	13	2,997,607.31
181+ days	6	1,307,300.04	2	349,214.15	35	8,227,925.26	30	7,168,984.92	7,131,255.02	73	17,053,424.37
Total	**2,306**	**531,190,792.97**	**6**	**1,321,544.77**	**62**	**14,701,880.42**	**36**	**9,160,606.26**	**9,129,942.32**	**2,410**	**556,374,824.42**

Group I	Current / Delinquent		Bankruptcy		Foreclosure		REO			Total	
Current	88.05%	88.09%	0.04%	0.05%	0.00%	0.00%	0.00%	0.00%	0.00%	88.09%	88.14%
30 days	3.94%	4.11%	0.04%	0.03%	0.00%	0.00%	0.00%	0.00%	0.00%	3.98%	4.14%
60 days	1.70%	1.41%	0.04%	0.07%	0.00%	0.00%	0.00%	0.00%	0.00%	1.74%	1.48%
90 days	0.95%	0.89%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.95%	0.89%
120 days	0.41%	0.39%	0.04%	0.03%	0.33%	0.42%	0.00%	0.00%	0.00%	0.79%	0.85%
150 days	0.29%	0.27%	0.00%	0.00%	0.46%	0.43%	0.12%	0.21%	0.21%	0.87%	0.91%
180 days	0.08%	0.07%	0.00%	0.00%	0.33%	0.31%	0.12%	0.15%	0.15%	0.54%	0.54%
181+ days	0.25%	0.23%	0.08%	0.06%	1.45%	1.48%	1.24%	1.29%	1.28%	3.03%	3.07%
Total	**95.68%**	**95.47%**	**0.25%**	**0.24%**	**2.57%**	**2.64%**	**1.49%**	**1.65%**	**1.64%**	**100.00%**	**100.00%**

GMAC RFC

Group II	Current / Delinquent		Bankruptcy		Foreclosure		REO			Total	
	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Actual Balance	Count	Scheduled Balance
Current	85	25,556,583.66	0	0.00	0	0.00	0	0.00	0.00	85	25,556,583.66
30 days	7	2,561,674.38	0	0.00	0	0.00	0	0.00	0.00	7	2,561,674.38
60 days	4	1,605,788.08	0	0.00	0	0.00	0	0.00	0.00	4	1,605,788.08
90 days	2	631,912.92	0	0.00	0	0.00	0	0.00	0.00	2	631,912.92
120 days	1	132,000.00	0	0.00	0	0.00	0	0.00	0.00	1	132,000.00
150 days	0	0.00	0	0.00	0	0.00	0	0.00	0.00	0	0.00
180 days	1	507,694.66	1	216,000.00	0	0.00	0	0.00	0.00	2	723,694.66
181+ days	0	0.00	0	0.00	2	819,000.00	1	148,000.00	148,000.00	3	967,000.00
Total	100	30,995,653.70	1	216,000.00	2	819,000.00	1	148,000.00	148,000.00	104	32,178,653.70

Current	81.73%	79.42%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	81.73%	79.42%
30 days	6.73%	7.96%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	6.73%	7.96%
60 days	3.85%	4.99%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	3.85%	4.99%
90 days	1.92%	1.96%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	1.92%	1.96%
120 days	0.96%	0.41%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.96%	0.41%
150 days	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
180 days	0.96%	1.58%	0.96%	0.67%	0.00%	0.00%	0.00%	0.00%	0.00%	1.92%	2.25%
181+ days	0.00%	0.00%	0.00%	0.00%	1.92%	2.55%	0.96%	0.46%	0.46%	2.88%	3.01%
Total	96.15%	96.32%	0.96%	0.67%	1.92%	2.55%	0.96%	0.46%	0.46%	100.00%	100.00%

Statement to Certificateholder

Residential Accredit Loans Inc, 2006-QS11
February 25, 2008

11. Delinquency Data

Period	Count / % Count	Balance / % Balance	Period	Count / % Count	Balance / % Balance	Period	Count / % Count	Balance / % Balance	Period	Count / % Count	Balance / % Balance	Period	Count / % Count	Balance / % Balance
1 Month	103 / 4.10%	25,573,070.19 / 4.35%	13 Months	2 / 0.08%	437,000.00 / 0.07%	25 Months	0 / 0.00%	0.00 / 0.00%	37 Months	0 / 0.00%	0.00 / 0.00%	49 Months	0 / 0.00%	0.00 / 0.00%
2 Months	46 / 1.83%	9,844,807.75 / 1.67%	14 Months	3 / 0.12%	663,368.37 / 0.11%	26 Months	0 / 0.00%	0.00 / 0.00%	38 Months	0 / 0.00%	0.00 / 0.00%	50 Months	0 / 0.00%	0.00 / 0.00%
3 Months	25 / 0.99%	5,565,392.49 / 0.95%	15 Months	4 / 0.16%	858,127.23 / 0.15%	27 Months	0 / 0.00%	0.00 / 0.00%	39 Months	0 / 0.00%	0.00 / 0.00%	51 Months	0 / 0.00%	0.00 / 0.00%
4 Months	20 / 0.80%	4,836,865.41 / 0.82%	16 Months	2 / 0.08%	262,284.85 / 0.04%	28 Months	0 / 0.00%	0.00 / 0.00%	40 Months	0 / 0.00%	0.00 / 0.00%	52 Months	0 / 0.00%	0.00 / 0.00%
5 Months	21 / 0.84%	5,039,919.12 / 0.86%	17 Months	3 / 0.12%	1,104,042.43 / 0.19%	29 Months	0 / 0.00%	0.00 / 0.00%	41 Months	0 / 0.00%	0.00 / 0.00%	53 Months	0 / 0.00%	0.00 / 0.00%
6 Months	15 / 0.60%	3,721,301.97 / 0.63%	18 Months	0 / 0.00%	0.00 / 0.00%	30 Months	0 / 0.00%	0.00 / 0.00%	42 Months	0 / 0.00%	0.00 / 0.00%	54 Months	0 / 0.00%	0.00 / 0.00%
7 Months	13 / 0.52%	3,636,433.04 / 0.62%	19 Months	0 / 0.00%	0.00 / 0.00%	31 Months	0 / 0.00%	0.00 / 0.00%	43 Months	0 / 0.00%	0.00 / 0.00%	55 Months	0 / 0.00%	0.00 / 0.00%
8 Months	15 / 0.60%	2,898,512.49 / 0.49%	20 Months	0 / 0.00%	0.00 / 0.00%	32 Months	0 / 0.00%	0.00 / 0.00%	44 Months	0 / 0.00%	0.00 / 0.00%	56 Months	0 / 0.00%	0.00 / 0.00%
9 Months	13 / 0.52%	2,332,269.39 / 0.40%	21 Months	0 / 0.00%	0.00 / 0.00%	33 Months	0 / 0.00%	0.00 / 0.00%	45 Months	0 / 0.00%	0.00 / 0.00%	57 Months	0 / 0.00%	0.00 / 0.00%
10 Months	10 / 0.40%	3,152,908.66 / 0.54%	22 Months	0 / 0.00%	0.00 / 0.00%	34 Months	0 / 0.00%	0.00 / 0.00%	46 Months	0 / 0.00%	0.00 / 0.00%	58 Months	0 / 0.00%	0.00 / 0.00%
11 Months	7 / 0.28%	1,833,344.44 / 0.31%	23 Months	0 / 0.00%	0.00 / 0.00%	35 Months	0 / 0.00%	0.00 / 0.00%	47 Months	0 / 0.00%	0.00 / 0.00%	59 Months	0 / 0.00%	0.00 / 0.00%
12 Months	4 / 0.16%	842,133.47 / 0.14%	24 Months	0 / 0.00%	0.00 / 0.00%	36 Months	0 / 0.00%	0.00 / 0.00%	48 Months	0 / 0.00%	0.00 / 0.00%	60+ Months	0 / 0.00%	0.00 / 0.00%

GMAC RFC

12. Loss Mitigation and Servicing Modifications

	Modification Type	Current Count	Current Scheduled Balance	1 Payment Count	1 Payment Scheduled Balance	2 Payments Count	2 Payments Scheduled Balance	3+ Payments Count	3+ Payments Scheduled Balance	Foreclosure Count	Foreclosure Scheduled Balance	REO Count	REO Scheduled Balance	Total Count	Total Scheduled Balance
Group I	Capitalizations	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
	Other Modifications	1	111,204.32	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	1	111,204.32
Group II	Capitalizations	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
	Other Modifications	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
Deal Totals	**Capitalizations**	**0**	**0.00**	**0**	**0.00**	**0**	**0.00**	**0**	**0.00**	**0**	**0.00**	**0**	**0.00**	**0**	**0.00**
	Other Modifications	**1**	**111,204.32**	**0**	**0.00**	**0**	**0.00**	**0**	**0.00**	**0**	**0.00**	**0**	**0.00**	**1**	**111,204.32**

	Modification Type	Payoffs Current Month Count	Payoffs Current Month Scheduled Balance	Payoffs Cumulative Count	Payoffs Cumulative Scheduled Balance	Repurchases Current Month Count	Repurchases Current Month Scheduled Balance	Repurchases Cumulative Count	Repurchases Cumulative Scheduled Balance	Liquidations Current Month Count	Liquidations Current Month Scheduled Balance	Liquidations Cumulative Count	Liquidations Cumulative Scheduled Balance	Total Current Month Count	Total Current Month Scheduled Balance	Total Cumulative Count	Total Cumulative Scheduled Balance
Group I	Capitalizations	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
	Other Modifications	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
Group II	Capitalizations	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
	Other Modifications	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
Deal Totals	**Capitalizations**	**0**	**0.00**	**0**	**0.00**	**0**	**0.00**	**0**	**0.00**	**0**	**0.00**	**0**	**0.00**	**0**	**0.00**	**0**	**0.00**
	Other Modifications	**0**	**0.00**	**0**	**0.00**	**0**	**0.00**	**0**	**0.00**	**0**	**0.00**	**0**	**0.00**	**0**	**0.00**	**0**	**0.00**

13. Losses and Recoveries

A. Current Cycle Realized Losses

	Current Period Realized Losses	Liquidations	Charge-Offs	Servicing Modifications	Bankruptcy Losses	Total
Group I	Loss Count	7	2	1	0	10
	Beginning Aggregate Scheduled Balance	447,424.78	71,975.62	111,312.38	0.00	630,712.78
	Principal Portion of Loss	100,289.68	71,975.62	0.00	0.00	172,265.30
	Interest Portion of Loss	16,756.30	4,846.67	27.83	0.00	21,630.80
	Total Realized Loss	117,045.98	76,822.29	27.83	0.00	193,896.10
Group II	Loss Count	0	0	0	0	0
	Beginning Aggregate Scheduled Balance	0.00	0.00	0.00	0.00	0
	Principal Portion of Loss	0.00	0.00	0.00	0.00	0.00
	Interest Portion of Loss	0.00	0.00	0.00	0.00	0.00
	Total Realized Loss	0.00	0.00	0.00	0.00	0.00
Deal Totals	**Loss Count**	**7**	**2**	**1**	**0**	**10**
	Beginning Aggregate Scheduled Balance	**447,424.78**	**71,975.62**	**111,312.38**	**0.00**	**630,712.78**
	Principal Portion of Loss	**100,289.68**	**71,975.62**	**0.00**	**0.00**	**172,265.30**
	Interest Portion of Loss	**16,756.30**	**4,846.67**	**27.83**	**0.00**	**21,630.80**
	Total Realized Loss	**117,045.98**	**76,822.29**	**27.83**	**0.00**	**193,896.10**

B. Cumulative Realized Losses

	Cumulative Realized Losses	Liquidations	Charge-Offs	Servicing Modifications	Bankruptcy Losses	Total
Group I	Loss Count	15	2	1	0	18
	Total Realized Loss	891,138.22	136,230.67	54.98	0.00	1,027,423.87
Group II	Loss Count	0	0	0	0	0
	Total Realized Loss	0.00	0.00	0.00	0.00	0.00
Deal Totals	**Loss Count**	**15**	**2**	**1**	**0**	**18**
	Total Realized Loss	**891,138.22**	**136,230.67**	**54.98**	**0.00**	**1,027,423.87**

C. Subsequent Recoveries

Subsequent Recoveries		Current Period	Cumulative
Group I	Subsequent Recoveries Count	0	1
	Subsequent Recoveries	0.00	136.54
	Net Loss 1	193,896.10	1,027,287.33
	Net Loss % 2	0.03%	0.14%
Group II	Subsequent Recoveries Count	0	0
	Subsequent Recoveries	0.00	0.00
	Net Loss 1	0.00	0.00
	Net Loss % 2	0.00%	0.00%
Deal Totals	**Subsequent Recoveries Count**	**0**	**1**
	Subsequent Recoveries	**0.00**	**136.54**
	Net Loss 1	**193,896.10**	**1,027,287.33**
	Net Loss % 2	**0.03%**	**0.14%**

1 Total Realized Loss less Subsequent Recoveries

2 Net Loss % of Original Balance

D. Default Percentages

Default Loss Percentage		1 Month	3 Months	6 Months	12 Months	Life of Deal
Group I	Monthly Default Rate	0.09%	0.13%	0.10%	0.05%	0.03 %
	Constant Default Rate	1.10%	1.54%	1.18%	0.61%	0.41%
Group II	Monthly Default Rate	0.00%	0.00%	0.00%	0.00%	0.00 %
	Constant Default Rate	0.00%	0.00%	0.00%	0.00%	0.00%
Deal Totals	Monthly Default Rate	**0.09%**	**0.12%**	**0.09%**	**0.05%**	**0.03 %**
	Constant Default Rate	**1.04%**	**1.45%**	**1.12%**	**0.58%**	**0.39%**

1-Month MDR (Current Month) =   SUM(Beginning Scheduled balances of liquidating loans) / [SUM(Beginning Scheduled loan balances)- SUM(Scheduled Principal payments)]

m-Month = 3, 6, 12, months or the life of deal to date

m-Month MDR(over m months in period where n is current month)= $1-[(1-MDR_{n-m+1}) * (1-MDR_{n-m+2}) *....* (1-MDR_{n-1}) * (1-MDR_n)]^{(1/m)}$

$CDR_m = 1- [(1- MDR_m)^{12}]$, where m is number of months in period

E. Special Hazard, Fraud Loss, and Bankruptcy

	Special Hazard Amount	Fraud Loss Amount	Bankruptcy Amount
Deal Totals	**6,351,610.24**	**12,670,284.14**	**249,276.03**

15. Distribution Percentages

	Beginning Current Super Senior Percentage	Beginning Current Senior Support Percentage	Beginning Current Senior Percentage	Beginning Current Senior Accelerated Percentage
I	0.00000000%	0.00000000%	92.25331840%	100.00000000%
II	0.00000000%	0.00000000%	92.71470822%	100.00000000%

	Ending Percentage
M-1	4.21028329%
M-2	1.19391476%
M-3	0.94256604%
Class M Total:	6.34676409%
B-1	0.56554297%
B-2	0.50345384%
B-3	0.30593416%
Class B Total:	1.37493097%

18. Performance Tests

Current Distribution Date >= Target Distribution	
Current Distribution Date >= Target Distribution Date	False
Current Senior Pct > Initial Senior Percent	
Current Senior Percentage > Original Senior Percentage	False
60+ Dlq Avg Loan Balance / Subordinate Balance	
Dlq Average Loan Balance / Class M and B balance Test	False
60+ Dlq Avg Loan Balance <= 2% of Pool Balance	
Dlq Average Loan Balance Test	False
Sub Balance Test OR 2% Delinquency Test	
Dlq Balance Test	False
Aggregate Realized Loss Pct < Scheduled Loss Pct	
Aggregate Realized Loss Test	True
Sr. Accel. % Trigger - 1st Trigger Event	
1st Senior Accelerated Stepdown Test	False
60+ Dlq Avg Loan Balance <= 4% of Avg Pool Balance	
2nd 60+ Delinquent Average Loan Balance Test	False
Aggregate Realized Loss Pct < Scheduled Loss Pct	
Aggregate Realized Loss Percentage < 2nd Scheduled Loss Percentage	True
Sr. Accel. % Trigger - 2nd Trigger Event	
2nd Senior Accelerated Stepdown Test	False
60+ Delinq Balance OR Aggregate Loss Test	
1st or 2nd Sr. Accel Stepdown Test	False
Senior Accelerated Stepdown Date and Trigger Event	
Senior Accelerated Stepdown Trigger in effect?	False

B-1, B-2, B-3 BegBal/PoolBal	
Class B-1 Prepayment Distribution Trigger	False
Class B-2 Prepayment Distribution Trigger	False
Class B-3 Prepayment Distribution Trigger	True
Class M-2 Prepayment Distribution Trigger	False
Class M-3 Prepayment Distribution Trigger	False

20. Comments

Comments: For all Loan Groups together and for each separately, where applicable, the Credit Support Depletion Date has not occurred.

Beginning with the Distribution in February 2008, a change was made to our Servicing Guide in order to conform to industry standards. GMAC-RFC now defines the initiation of foreclosure as the date the file is referred to the attorney and/or trustee. This may lead to an increase in the reporting of loans that are in foreclosure with a corresponding decrease in other delinquency buckets. This change will be noticeable during the February and March 2008 Distributions.

ERISA Text: Each beneficial owner of any Certificate (or any interest therein) which provides credit enhancement for any other Certificate and is available in book-entry form, including any such Class M Certificate, shall be deemed to have represented, by virtue of its acquisition or holding of such Certificate (or interest therein), that either: a) it is not an employee benefit or other plan subject to the prohibited transaction provision of the Employee Retirement Income Security Act of 1974, as amended('ERISA'), or Section 4975 of the Internal Revenue Code of 1986, as amended (a 'Plan'), or any other person (including an investment manager, a named fiduciary or a trustee of any Plan) acting, directly or indirectly, on behalf of purchasing any Certificate with 'plan assets' of any Plan; or b) (i) the transferee is an insurance company, (ii) the source of funds to be used by it to purchase the Certificates is an 'insurance company general account' (within the meaning of Department of Labor Prohibited Transaction Class Exemption ('PTCE') 95-60), and (iii) the conditions set forth in Section I and III of PTCE 95-60 have been satisfied. Any purported beneficial owner of any such book-entry Certificate (or interest therein) to whom either (a) or (b) above does not apply shall indemnify and hold harmless the Company, the Trustee, the Master Servicer, any Subservicer, and the Trust Fund from and against any and all liabilities, claim, cost or expenses incurred by such parties as a result of its acquisition or holding of such Certificate.



Statement To Certificateholder

Residential Accredit Loans, Inc. 2006-QS11
February 25, 2008

Cash Flow Received and Uses of Funds

Cash Flow Received	Group I	Group II	Deal
Principal and Interest Payments	8,957,432.87	345,309.00	9,302,741.87
Prepayment Premium	0.00	0.00	0.00
Liquidation and Insurance Proceeds	325,532.13	0.00	325,532.13
Subsequent Recoveries	0.00	0.00	0.00
Repurchase Proceeds	112,473.27	0.00	112,473.27
Other Deposits/Adjustments (including Derivatives Payment)	4,369.03	4.52	4,373.55
Total Deposits	9,399,807.30	345,313.52	9,745,120.82

Uses of Funds	Group I	Group II	Deal
Transfer to Certificate Account	9,310,180.83	343,433.85	9,653,614.68
Reimbursed Advances and Expenses	62,254.99	0.00	62,254.99
Master Servicing Compensation	27,371.48	1,879.67	29,251.15
Derivatives Payment	0.00	0.00	0.00
Total Withdrawals	9,399,807.30	345,313.52	9,745,120.82
Ending Balance	0.00	0.00	0.00